

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 15, 2017

.
<u>Via E-mail</u>
Dr. Marlene Krauss
Chief Executive Officer
KBL Merger Corp. IV
527 Stanton Christiana Rd.
Newark, DE 19713

> Re: KBL Merger Corp. IV
>   Amendment No. 1 to Registration Statement on Form S-1
>   Filed May 9, 2017
>   File No. 333-217475

Dear Dr. Krauss:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 5, 2017 letter.

<u>Transfer of Founder Shares and Private Placement Units, page 104</u>

1.   Please tell us which section of which exhibit requires transferees to be bound by the provisions that you mention in your revisions made in response to prior comment 8. Also, from those revisions, it appears that your securities could be transferred in accordance with your sponsor's LLC agreement or in connection with a liquidation, and the agreements regarding voting, the trust account, and liquidation distributions would not apply to the transferees. If so, please clearly explain in your risk factors and highlight the risk in your prospectus summary.

Exhibit 1.1

2.   The contingency in paragraph 4.7 of exhibit 1.1 appears to create an offering that is other than a firm commitment. We also note the related representations in paragraph 2.21.2. It is unclear whether the underwriters will be collecting funds prior to that contingency being satisfied. If so, please tell us whether the underwriters will comply with Rule 15c2-4. Also, provide us your analysis supporting your conclusion that Rule 419 is not applicable to this offering; see Release 33-7024 (October 25, 1993).

You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Douglas S. Ellenoff, Esq.